UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 8, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☐  No ☒

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated December 8, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: December 8, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Presentations Accompanying Analyst Visit to ASB Bank, Auckland 8th December 2003

Disclaimer The material that follows is a presentation of general background information about ASB Group's activities current at the date of the presentation, 8 December 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Presentation Overview Page 39 Page 44 Page 48 Overview of Service Ethic in the Support Functions Insurance Services ASB Online Internal Audit Page 33 Institutional Banking Page 28 Business Banking Page 21 Personal Banking and Contact Centre Page 15 Sovereign Page 4 Overview of ASB Group and ASB Bank

ASB Group

History of ASB Group ASB Bank established in 1847 CBA initial investment (75%) in 1989 Sovereign purchase in December 1998 CBA acquisition of Colonial in June 2000 CBA acquired remaining 25% of ASB Group in October 2000 ASB Group Investments formed in 2003

ASB Group Structure Property Office of CEO Technology Finance ASB Group Support Services Life Insurance Investments Banking CFS Sovereign AEGIS ASB Bank Jacques Martin BankDirect ASB Securities

ASB Bank

History of ASB Bank Started as Auckland Savings Bank in 1847 Real time systems implemented in 1969 Launched NZ's first ATM in 1981 Launched NZ's first EFTPOS system in 1984 Launched NZ's first interactive response system (FASTPHONE) in 1988 Launched vision of ASB Bank being the best bank in NZ through total customer satisfaction in 1991 Representation across NZ established in 1991 Launched NZ's first internet banking service in 1997 Launched ASB Securities in 1999

Over 10 years, ASB Bank's Profitability CAGR 20%+

Over 10 years, ASB Bank Grows 5.5 Times Larger

Housing Market Share Source: RBNZ & Financial Disclosure Statements

ASB Bank's Customer Satisfaction Awards First major bank in "Overall Customer Satisfaction for Retail Banking" in the University of Auckland's Retail Bank Customer (Colgate) Survey for six consecutive years 1998-2003 First in "Overall Customer Satisfaction for Business Banking" in the University of Auckland's Business Banking Customer (Colgate) Survey for five consecutive years 1999-2003 Best Bank in NZ as judged by The Banker for two consecutive years 2002-2003 Best Finance Website in Netguide Web Awards for two consecutive years 2002-2003 Best Financial Services Innovation Award for Fastnet Classic by TUANZ for two consecutive years 2002-2003

ASB Bank Vision and Values OUR VISION IS TO BE NEW ZEALAND'S BEST BANK AND FINANCIAL SERVICES PROVIDER EXCELLING IN CUSTOMER SERVICE OUR COMMITMENT TO OUR CUSTOMERS OUR COMMITMENT TO OUR PEOPLE OUR VALUES

ASB Bank Culture Cohen Brown * SUCCESS launched 1994 for front line divisions ONE TEAM launched 2000 bankwide Breakthrough Service launched 2001 for head office support units Gallup 2003 results in 91st percentile = Worldclass Focus on action points * Please refer to supplementary slides for additional information

Sovereign

Sovereign's Profitability Significantly Improved Profit impacted by Colonial integration expenses The reporting entity is Sovereign Assurance Company Limited

Premium Revenue Continues to Grow The reporting entity is the Commonwealth Bank of Australia New Zealand Life Insurance Group ("Life Group") , comprising ASB Group (Life) Limited, and subsidiaries of ASB Group (Life) Limited, New Zealand Branch of Colonial Mutual Life Assurance Society Ltd, Colonial First State Investments (NZ) Limited and its subsidiaries, Colonial First State Investment Managers (NZ) Limited and New Zealand Branch of Colonial First State Investments Limited.

Sovereign has NZ's Biggest Life Insurance Market Share Source ISI Statistics * Westpac Investment Management

Sovereign Sales & Service Model Relationship BDM * KAM * Processes New Business Existing Business Adviser Work Bench Product Wordings Rates Underwriting BDM = Business Development Manager * KAM = Key Account Manager

Sovereign's Vision and Values OUR VISION IS TO BE NEW ZEALAND'S BEST INSURER AND FINANCIAL SERVICES PROVIDER EXCELLING IN CUSTOMER SERVICE OUR COMMITMENT TO OUR CUSTOMERS OUR COMMITMENT TO OUR PEOPLE OUR VALUES

Personal Banking & Contact Centre

Personal Banking Sales Structure Personal Banking Branch Banking Mobile Lending 9 Regions 120 Outlets Key Accounts Migrant Specialists Contact Centre

Personal Banking Sales and Service Culture Cohen Brown framework One Team process - Referrals to specialists Rewards and recognition - Aligned behaviours Measures Monthly Mystery Shop Annual University of Auckland's Retail Bank Customer (Colgate) Survey - Top major bank for past 6 years Complaint Culture Survey

Personal Banking Approach to Market Leading Distribution Branch layout and process 7 day full services Continuous review Leading Brand Service differentiation Technology leadership Community focus Best People

Contact Centre Agent Service Delivery Contact Centre Customer Service Representatives Customer Service Specialists Home Loan Line Outbound Specialists Inbound agents "frontline" Referral source Lead Generation Specialists. Inbound Specialists & Referral Recipients Lending Specialists & Referral Recipients

Contact Centre Service Objectives Route calls to most suitable agent in most reasonable time Suitable and reasonable are individually defined by call type (eg. Insurance call insurance skill set). Priority lines Specialty teams for higher skilled tasks and sales Speed of answer, first call resolution, abandoned Breakthrough Service, satisfaction, internal monitoring Lowest cost service resolution "Every call gets the perfect client experience"

Contact Centre Achievements 3.5 million calls annually TARPNZ Best in Class Status 2000/2001 Customer Satisfaction Index rating of 87 (May 2003) Previous 2 surveys 87, 88 Multi-site launch May 2002 Integration with IVR, CRM, WEB Service via coaching, training, best practices, best tools, leadership

Business Banking

Business Banking Growth 12 years ago ASB had no separate Business Banking Division Now has approximately 10% market share Annual growth in line with overall Bank growth

Business Banking Structure Business Banking Property Finance Commercial Business

Business Banking Approach to Market Leading Service Focus on understanding customer needs Product specialists Technology leadership Leading Product Full product offering Customised to client needs Best People

Business Banking Sales & Service Culture Measures of Success Annual client surveys Annual University of Auckland's Business Banking Customer (Colgate) Survey - Top major bank for past 5 years Source University of Auckland's Business Banking Customer Survey

Institutional Banking

Institutional Banking The client's first choice for the provision of financial services

Client Focus Origination & Relationship Management Sales Support Products & Account Management Customer Relationship Management System - ONYX Corporate Executive Product Sales Specialists Relationship Management Customer Sales Support Group Credit Support Tailored Solutions Product Delivery Risk Management Integrated Sales Support

Best of ASB and CBA Product to Give the Best Result for the Client EQUITY • Originate, structure, and arrange distribution of listed equity and quasi equity issues. • Retail Distribution • Full service, discount internet broking STRUCTURED FINANCE • Cross Border Lease • Tax Spared Loans • Computer/IT Fleet Lease • Finance Lease • Operating Lease • Equity Investor in Leases TRANSACTION SERVICES • Cash Management • Electronic Banking / Online Services • Receivables Managements • Payables Management • International Services • Card Acquiring BANK DEBT PRODUCTS • Term Loans - Revolving Credit Facilities and MultiOption Facilities • CP Liquidity Support Facilities • Acquisition Financing • Debt Financing of Lease Structures • Leveraged Debt • Facility Agent • Security Trustee • Subordinated debt FINANCIAL MARKETS • Interest Rate Risk Management • Foreign Exchange • Commodity Hedging • Deposits • Cash Facilities • Commercial Paper CAPITAL MARKETS - DEBT • MTNs • Structured CP issues • Securitised CP / MTNs / FRNs • Securitisation • Retail Bonds • CPI Bonds • Mezzanine Debt Global • Euro CP/ MTNs / FRNs • A$ & NZ$ Eurobonds • Yen Placements • EMTN Programmes • Global Bonds Relationship Management Relationship Management CLIENT EQUITY • Originate, structure, and arrange distribution of listed equity and quasi equity issues. • Retail Distribution • Full service, discount internet broking EQUITY • Originate, structure, and arrange distribution of listed equity and quasi equity issues. • Retail Distribution • Full service, discount internet broking STRUCTURED FINANCE • Cross Border Lease • Tax Spared Loans • Computer/IT Fleet Lease • Finance Lease • Operating Lease • Equity Investor in Leases STRUCTURED FINANCE • Cross Border Lease • Tax Spared Loans • Computer/IT Fleet Lease • Finance Lease • Operating Lease • Equity Investor in Leases TRANSACTION SERVICES • Cash Management • Electronic Banking / Online Services • Receivables Managements • Payables Management • International Services • Card Acquiring TRANSACTION SERVICES • Cash Management • Electronic Banking / Online Services • Receivables Managements • Payables Management • International Services • Card Acquiring BANK DEBT PRODUCTS • Term Loans - Revolving Credit Facilities and MultiOption Facilities • CP Liquidity Support Facilities • Acquisition Financing • Debt Financing of Lease Structures • Leveraged Debt • Facility Agent • Security Trustee • Subordinated debt BANK DEBT PRODUCTS • Term Loans - Revolving Credit Facilities and MultiOption Facilities • CP Liquidity Support Facilities • Acquisition Financing • Debt Financing of Lease Structures • Leveraged Debt • Facility Agent • Security Trustee • Subordinated debt FINANCIAL MARKETS • Interest Rate Risk Management • Foreign Exchange • Commodity Hedging • Deposits • Cash Facilities • Commercial Paper FINANCIAL MARKETS • Interest Rate Risk Management • Foreign Exchange • Commodity Hedging • Deposits • Cash Facilities • Commercial Paper CAPITAL MARKETS - DEBT • MTNs • Structured CP issues • Securitised CP / MTNs / FRNs • Securitisation • Retail Bonds • CPI Bonds • Mezzanine Debt Global • Euro CP/ MTNs / FRNs • A$ & NZ$ Eurobonds • Yen Placements • EMTN Programmes • Global Bonds CAPITAL MARKETS - DEBT • MTNs • Structured CP issues • Securitised CP / MTNs / FRNs • Securitisation • Retail Bonds • CPI Bonds • Mezzanine Debt Global • Euro CP/ MTNs / FRNs • A$ & NZ$ Eurobonds • Yen Placements • EMTN Programmes • Global Bonds Relationship Management Relationship Management CLIENT Domestic

ASB Bank and ASB Securities have cemented a leading role in the placement of domestic debt and hybrid securities issues to retail investors. (12 Months to end October) Leading Manager of Domestic Retail Issues

Credentials

Breakthrough Service in Insurance Services

Clarity Reference point is the Bank's vision and strategic goals Identify internal customers and understand their needs Set departmental vision, goals and expectations Establish clearly defined internal service measures

Capability Address at time of induction Formalise regular coaching by managers and team leaders (Individual) Utilise workshops extensively (Team) Obtain customer feedback from surveys Monitor service level results

Motivation Involve all staff in planning and goal setting Provide regular feedback and tracking Incentive program rewarding goaled outcomes Celebrate success

Feedback From Staff It is great to receive recognition from other areas Contributes towards positive work environment It makes me proud to be part of the number 1 team Gives us the extra push and drive to be the best We do what we do best and we genuinely like to help people

Breakthrough Service in ASB Online

Who We Are We provide group-wide online support (internet + intranet) Horizontal not vertical focus 97% of ASB's regular internet customers are satisfied or very satisfied with ASB Bank's online banking service - AC Nielsen Consult 1st Half 2003 3 times top department for breakthrough service performance Stakeholder Customers Challenges of IT are many

How We Serve A very clear service vision Online leadership focus Our people know how they contribute Continuous improvement EXECUTE ON OUR SERVICE PROMISE

Breakthrough Service Approach Breakthrough service gives a common framework Look at the trends not absolutes We focus on WHAT/HOW not WHO Recognition WE KNOW WHAT WE LIKE, SO WE DELIVER THAT

Breakthrough Service in Group Audit & Risk Management

Breakthrough Service Performance: Implementation in Group Audit & Risk Management BANK'S VISION & CULTURE AUDIT & RISK MANAGEMENT'S BREAKTHROUGH SERVICE OBJECTIVE CHANGING BEHAVIOURS, EVOLVING CULTURE Is to be New Zealand's best Bank and Financial Services provider, excelling in Customer Service. To excel in providing service and value to our clients. Induction Program Service Initiatives Rewards & Recognition

Audit & Risk Management supports Breakthrough Service Performance by ensuring it: Is aligned with the Bank's vision Engages ALL team members Clearly communicates service standards and expectations Is regularly and positively reinforced HAVING THE RIGHT "CULTURE CLIMATE" HELPS SUPPORT IMPLEMENTATION OF BREAKTHROUGH SERVICE

The Key to Changing Behaviours and Successful Implementation Making BSP an essential part of the team induction program Holding regular breakthrough service meetings to agree standards hold objection clinics, etc Rewards and recognition - a key ingredient hard versus soft R&R

ASB Bank Culture Supplementary Information

SUCCESS Key Attributes Now a part of "Branch Life" Understood by all staff Structured, yet focuses on the client's needs Positively impacts on growth, service and profit The S.U.C.C.E.S.S. Triangle Motivated Clear Capable

ONE TEAM Encourages interdivisional referrals and communication Accountability for the process and outcomes Recognition and reward framework Published weekly/monthly leader board results

Breakthrough Service Identified key service behaviours Measured through internal customer satisfaction surveys All support units measured Achieving top quartile satisfaction scores Leader boards published Rewards for top performing/most improved teams Delivers end to end service excellence Clients Support Areas Frontline Sales Staff

Presentations Accompanying Analyst Visit to ASB Bank, Auckland 8th December 2003